Exhibit 99.4

Technology

Risk Analytics Firm Qomplx to Go Public Via Casper CEO SPAC

By Katie Roof

March 1, 2021, 5:31 PM EST

Updated on March 1, 2021, 6:16 PM EST

►	Qomplx deal is backed by serial SPAC dealmaker Bill Foley
►	Casper CEO Philip Krim raised $300 million last year for SPAC

Philip Krim Photographer: Kimberly White/Getty Images

A blank-check company started by mattress company Casper Sleep Inc.’s Chief Executive Oﬃcer Philip Krim has found a target.

Q omplx Inc., a risk-analytics provider that helps companies protect against cyber-security threats, has agreed to go public through Krim’s special purpose acquisition company, Tailwind A cquisition Corp., according to Qomplx Chief Executive Oﬃcer Jason Crabtree.

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The equity value of the deal is $1.4 billion, he said in an interview. As part of the deal, Qomplx will buy two other private companies: risk analytics company Sentar and insurance modeling platform Tyche, Crabtree said.

Bill Foley, a serial SPAC dealmaker is involved in the deal through his publicly traded investment ﬁrm, Cannae Holdings Inc., which owns 20% of Qomplx.

“He felt like he could suﬀer less dilution yet buy these companies and put them all together,” Foley said in an interview, referring to Crabtree.

Foley, who owns the National Hockey League team the Vegas Golden Knights, is a previous investor in Qomplx and will be contributing to the additional capital the SPAC is raising to support the deal.

The deal includes a $180 million private investment in public equity from other investors including Fidelity Management and Research Co., RenaissanceRe Ventures Ltd. and Chamath Palihapitiya’s SPAC partner, Hedosophia.

Crabtree, Qomplx’s co-founder, has worked at the Department of Defense and was in the military before founding the startup in 2014, its website showed. He co-founded the Tysons, Virginia-based company with Chief Technology Oﬃcer Andrew Sellers, who also has a military background.

The pro forma company is expected to have $141 million in revenue in 2021, Crabtree said in an interview.

“Reaching public markets via our partnership with Tailwind expedites Qomplx’s ability to reach more customers globally,” Crabtree said.

Tailwind raised $300 million in an initial public oﬀering in September. Its shares rose 3.6% to close at $10.89 in New York on Monday, giving the company a market value of about $455 million.

Jeﬀeries Financial Group Inc. and Piper Sandler Cos. advised Tailwind. Barclays Plc, Mizuho Financial Group Inc. and William Blair & Co. advised Qomplx.

— With assistance by Crystal Tse

(Updates Tailwind shares in second to last paragraph. An earlier version of this report corrected the spelling of Qomplx in fourth paragraph)

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